Filed by Bite Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: May 16, 2023

📢  Excited to share some news! Above Food is thrilled to announce our participation in BMO Capital Markets' 18th annual Global Farm to Market Conference in New York. 🌎🌾

As an innovative food company, we're constantly pushing boundaries and leveraging our vertically integrated supply chain to deliver unique ingredients and consumer products. This conference provides a fantastic platform for us to showcase our vision.

Joining the conference lineup, Lionel Kambeitz, Chair, President, and Chief Executive Officer, and Martin Williams, President, and Chief Innovation Officer of Above Food Brands, Inc. (a wholly owned subsidiary of Above Food), will be presenting on tomorrow, May 17th, at 4:15 pm Eastern Daylight Time.

We're excited to connect with industry leaders, investors, and fellow innovators during this remarkable event. The conference webcast will be available live over the internet and can be accessed at the link here: https://bmo.qumucloud.com/view/0vkDVl0y31tuJvuns0BoOt an online archive will be available for a period of 90 days following the presentation.

View the full press release here: https://abovefood.com/press-releases/

#AboveFoodCorp #FoodInnovation #GlobalFarmToMarketConference #FoodIndustryLeadership